Venerable Insurance and Annuity Company
and the following variable annuity supported by its Variable Annuity Accounts B:

Preferred Advantage Variable Annuity

Prospectus and Notice Supplement Dated February 16, 2024

This supplement updates the Prospectus and the most recent Notice for your variable annuity contract and subsequent supplements thereto. Please read it carefully and keep it with your Prospectus and Notice for future reference.

THE FOLLOWING INFORMATION ONLY AFFECTS YOU IF YOU CURRENTLY INVEST IN OR PLAN TO INVEST IN THE SUBACCOUNT THAT CORRESPONDS TO THE DELAWARE VIP REAL SECURITIES FUND (THE “PORTFOLIO”).

IMPORTANT INFORMATION REGARDING THE UPCOMING LIQUIDATION OF THE PORTFOLIOS

On January 16, 2024, the Board of Trustees of the Portfolio voted to liquidate and terminate the Portfolio. The liquidation is expected to take place on or about April 30, 2024 (the “Liquidation Date”).

Voluntary Transfers Before the Liquidation Date. Any time prior to the Liquidation Date you may transfer amounts allocated to a Subaccount that invests in the Portfolio to any other available Subaccount. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. You may give us alternative allocation instructions at any time by writing to Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271 or calling (800) 366-0066. See the section of your most recent Notice document and in the contract prospectus that deals with transfers among investment options for information about making Subaccount transfers, including applicable restrictions and limits on transfers.

Automatic Reallocation Upon Liquidation. On the Liquidation Date and after our receipt of the proceeds from the liquidation of the Portfolio, amounts allocated to a Subaccount that invested in the Portfolio will be automatically reallocated to the Subaccount that invests in Class S2 shares of the Voya Government Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Information about the Voya Government Liquid Assets Portfolio. The following chart lists the investment adviser and subadviser and the investment objective of the Voya Government Liquid Assets Portfolio. More detailed information can be found in the most recent Notice document and in the current prospectus and Statement of Additional Information for this fund.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the most recent Notice document and in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund’s summary prospectus.
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